RECEIVED

2008 MAR 21 P 1:25

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

10th March, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
Office of International Corporate Finance

08001411

MOL ~~Magyar Olaj- es Gazipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richárd Benke
Investor Relations Director

PROCESSED
MAR 26 2008
THOMSON
FINANCIAL

Enclosure

3/25

MOL Plc.

INVESTOR NEWS

10 March 2008

MOL Plc published its strategic co-operation agreement with Oman Oil Company S.A.O.C

MOL Hungarian Oil and Gas Public Limited Company (MOL) hereby informs capital market participants that on 8th March 2008 it signed a strategic co-operation agreement with Oman Oil Company S.A.O.C. (OOC). Within the framework of the alliance MOL sells 8,774,040 "A" series of its share, equivalent to 8% of the registered capital of MOL, at a price of USD 145.429 per share to OOC. As part of the strategic co-operation MOL would take over certain international assets and cash from OOC. Final set of cash and assets to be received by MOL can change depending on the necessary consents and waivers on pre-emption rights from the relevant third parties regarding certain assets. In addition, the two partners have agreed in joint development of future business opportunities as strategic partners. Closing of asset transactions will take place not later than 31. December 2008. MOL will immediately announce further details after closing of any asset or share transaction.

Mr. Zsolt Hernádi, Chairman-CEO of MOL commented:
„We welcome our new strategic shareholder, who will contribute with its assets, extensive business relationships and profound business and technological know-how to create further shareholder value in line with our stated independent strategy. This strategic co-operation will provide MOL significant growth potential in upstream and downstream businesses in the Middle-East, Central Asia and in other regions."

Commenting on this occasion His Excellency Maqbool Ali Sultan said:
"We are proud to announce this latest initiative by OOC, which comes in line with the Company's strategy to grow and diversify its investment portfolio by leveraging on some of its existing assets and at the same time have a significant presence in the Central and Eastern European Region. It will also allow for further business opportunities with MOL in Oman, Hungary, as well as third countries and regions."

Oman Oil Company S.A.O.C. (OOC) Introduction

OOC is a commercial company 100 percent owned by the Government of the Sultanate of Oman. The company was created in 1992 to give the Government another vehicle for pursuing investment opportunities in the energy sector both inside and outside Oman. Through participation in energy and energy related projects, OOC plays a role in the Sultanate's efforts to diversify the Omani economy and help generates Omani and foreign private sector investment. The strategy of OOC is to seek diversity while expanding its income base and continuing exploring new long-term opportunities. Currently OOC's investments range from exploration and production (upstream), infrastructure and shipping, refining and petrochemical, aluminium and power to trading, marketing and retail investments.
Further information: www.oman-oil.com

MOL Introduction

MOL Plc. is the leading independent, international integrated oil and gas company in Central-Eastern Europe, headquartered in Budapest. MOL Group has a market capitalization of around USD 15 bn. The company has operations in Europe, the Middle East, the CIS states and Africa. MOL employs some 15.000 people, worldwide. MOL has 3 highly complex refineries in Hungary, Slovakia and Italy and operates 1000 filling stations in Central and Southern Europe. According to the preliminary data at the end of 2007 MOL had 340.6 million boe proved and probable hydrocarbon reserves (without addition of the 25% INA's reserves) and 90.5 thousand boe/day hydrocarbon production. MOL Group also operates over 5,000 km high pressure natural gas pipeline network and is also involved in the petrochemical business.
Further information: www.mol.hu

For further information, please contact:

Investor Relations	+ 36 1 464 1395
Facsimile:	+ 36 1 464 1335
MOL Corporate Communications	+ 36 1 464 1351
Brunswick Group LLP	
Patrick Handley	+ 44 797 498 2395
Camilla Gore	+ 44 783 450 2483

▶ **MOL Plc.**

INVESTOR NEWS

10 March 2008

Change in MOL Treasury shares

MOL Plc. hereby informs the capital market participants that on 9 March 2008 it signed an agreement with MFB Invest Ltd., pursuant to which MFB Invest shall transfer back 6,419,729 MOL "A" Series ordinary shares, from the 10,933,000 shares formerly lent to MFB Invest on 2 July 2007. The transfer of the shares is expected to occur today. After the transaction MOL will own 8,774,040 "A" series and 578 "C" series ordinary shares.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

▶ **MOL Plc.**

INVESTOR NEWS

10 March 2008

Change in influence in MOL

MOL Hungarian Oil and Gas Plc. hereby informs capital market participants that on 10 March 2008 it received the following notification from its shareholders in connection with changing of voting right.

- MFB Invest Ltd. has notified MOL that it transferred back 6,419,729 MOL "A" Series ordinary shares on 10 March 2008, from the 10,933,000 shares formerly lent to MFB Invest Ltd. on 2 July 2007. Upon the settlement of the transaction the voting right of MFB Invest Ltd. decreased to 4.47% based on its 4,513,271 MOL „A" Series Ordinary shares.

- Oman Oil Company S.A.O.C. (registered seat: P.O. Box. 261, Postal Code 118, Muscat, Sultanate of Oman) has notified MOL that pursuant to the share purchase agreement with MOL dated as of 8 March 2008 its subsidiary Oman Oil Budapest Limited (P.O. Box. 309, Ugland House, Grand Cayman KYI-1104, Cayman Islands), acquires 8,774,040 pieces of MOL "A" Series Ordinary Shares, accordingly the direct voting right of Oman Oil Budapest Limited as shareholder and the indirect voting right of Oman Oil Company S.A.O.C. increases to 8% upon the settlement of the share transfer.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

▶ MOL Plc.

INVESTOR NEWS

12 March 2008

Closing of share purchase transaction between MOL and Oman Oil Company S.A.O.C

MOL Plc. hereby informs the capital market's participants that as part of the strategic alliance with Oman Oil Company S.A.O.C announced on 10 March 2008, MOL transferred 8,774,040 pieces of „A" series MOL shares to Oman Oil Budapest Limited (subsidiary of Oman Oil Company S.A.O.C) on 12 March 2008.
Following this transaction MOL owns 0 „A" series and 578 „C" series ordinary shares in treasury.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

END